AB 3/15

KH 3/14

[redacted]

11019947

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15847

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American General Equity Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727- A Allen Parkway, Suite 2-G7
(No. and Street)

Houston (City) Texas (State) 77019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rhonda S. Washington (713)831-8607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana St., Suite 2900 (Address) Houston (City) Texas (State) 77002-5678 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM 3-19

OATH OR AFFIRMATION

I, Rhonda S. Washington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American General Equity Services Corporation, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Rhonda S. Washington
Signature

Controller, FINOP
Title

Notary Public

CHRYSTAL STEAMER
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
01-12-2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of
American General Equity Services Corporation:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of American General Equity Services Corporation (the "Company") at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
February 28, 2011

PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, TX 77002-5678
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

American General Equity Services Corporation
Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	258,665
Accounts receivable from affiliates		400
Prepaid expenses		30,893
Federal income tax receivable from affiliate		7,765
Total assets	$	297,723
Liabilities and Stockholder's Equity		
Liabilities		
Payable to affiliates	$	27,478
Total liabilities		27,478
Commitments and contingencies (Note 5)		
Stockholder's equity		
Common stock ($10 par value; 1000 shares, authorized, issued and outstanding)		10,000
Additional paid-in capital		340,000
Accumulated deficit		(79,755)
Total stockholder's equity		270,245
Total liabilities and stockholder's equity	$	297,723

The accompanying notes are an integral part of these financial statements.

American General Equity Services Corporation
Statement of Operations
Year Ended December 31, 2010

Revenues	
Affiliate service fee revenue	$ 211,083
Investment income	346
Total revenues	211,429
Expenses	
Taxes, fees and licenses	33,846
Affiliate service fee	178,142
General and administrative expenses	20,410
Total expenses	232,398
Loss before income taxes	(20,969)
Income tax benefit	11,927
Net loss	$ (9,042)

The accompanying notes are an integral part of these financial statements.

American General Equity Services Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2010

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances at January 1, 2010	$ 10,000	$ 340,000	$ (70,713)	$ 279,287
Net loss	-	-	(9,042)	(9,042)
Balances at December 31, 2010	$ 10,000	$ 340,000	$ (79,755)	$ 270,245

The accompanying notes are an integral part of these financial statements.

American General Equity Services Corporation
Statement of Cash Flows
Year Ended December 31, 2010

Operating activities		
Net loss	$	(9,042)
Adjustments to reconcile net loss to cash provided by operating activities		
Changes in assets and liabilities		
Accounts receivable from affiliates		(110)
Prepaid expenses		(1,030)
Payable to affiliates		424
Federal income tax receivable from affiliate		70,956
Net cash provided by operating activities		61,198
Financing activities		
Cash receipts from capital contribution		90,000
Net cash received from financing activities		90,000
Net increase in cash and cash equivalents		151,198
Cash and cash equivalents		
Beginning of year		107,467
End of year	$	258,665
Supplemental disclosure of cash flow information		
Tax refund from affiliate	$	82,883

The accompanying notes are an integral part of these financial statements.

1. Description of Business and Significant Accounting Policies

Nature of Business
American General Equity Services Corporation (the "Company" or "AGESC"), a Delaware corporation, is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of Financial Industry Regulatory Authority ("FINRA").The Company conducts business as an underwriter/distributor with regard to variable life insurance and variable annuities products and does not hold customer funds or securities. Accordingly, the Company is exempt from SEC Customer Protection Rule 15c3-3, subparagraph (k)(1) as described in Supplemental Schedule II. The Company is authorized to transact business in all 50 states.

The Company is a wholly owned subsidiary of American General Life Insurance Company ("AGL" or the "Parent"), an indirect wholly owned subsidiary of American International Group, Inc. ("AIG").

Events Related to AIG
On September 30, 2010, AIG entered into an agreement-in-principle with the U.S. Department of the Treasury (the "Department of the Treasury"), the Federal Reserve Bank of New York (the "New York Fed"), and the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury (the "Trust"), for a series of integrated transactions to recapitalize AIG (the "Recapitalization"). AIG completed the Recapitalization on January 14, 2011. For more information regarding the Recapitalization, please see Note 7.

On October 29, 2010, AIG completed an initial public offering of 8.08 billion ordinary shares of AIA Group Limited for aggregate gross proceeds of approximately $20.51 billion. Upon completion of the initial public offering, AIG owned approximately 33 percent of AIA Group Limited's outstanding shares.

On March 8, 2010, AIG announced a definitive agreement for the sale of American Life Insurance Company ("ALICO"), one of the world's largest and most diversified international life insurance companies, to MetLife, Inc. ("MetLife") for approximately $15.5 billion, including $6.8 billion in cash and the remainder in equity securities of MetLife, subject to closing adjustments. The ALICO sale closed on November 1, 2010. The fair market value of the consideration at closing was approximately $16.2 billion.

AIG closed the sale of a portion of its asset management business to Pacific Century Group at the end of March 2010, and the divested portion of the asset management business has been branded as PineBridge Investments. In connection with the closing of the sale, the Company's investment advisory agreement previously entered into with AIG Global Investment Corp. was assigned to AIG Asset Management (U.S.), LLC ("AMG"), an AIG affiliate, and the majority of the Company's invested assets are currently managed by AMG.

AIG liquidated its remaining ownership of Transatlantic Holdings, Inc. ("Transatlantic") (13%) owned by American Home Assurance Company during the quarter ended March 31, 2010. As such, the Company's investment in Transatlantic at March 31, 2010 is no longer an affiliated investment.

Additional information on AIG is publicly available in its regulatory filings with the SEC. Information regarding AIG as described in these footnotes is qualified by regulatory filings AIG files from time to time with the SEC.

The following is a summary of significant accounting policies which have been consistently followed in the preparation of the Company's financial statements.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent. The Company files its own state and local tax returns. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax provision or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. At December 31, 2010, such an amount receivable from an affiliate was $7,765.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and an investment in a money market fund with AIG. The Company considers this investment a cash equivalent due to its having an original maturity of three months or less.

Use of Estimates
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of Financial Investments
Management has determined that the fair value of the Company's financial investments is equivalent to the carrying amount of such financial investments as presented or disclosed in the financial statements.

2. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2010, the Company had net capital of $226,013 which was $221,013 in excess of the $5,000 minimum net capital required for the Company. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1 at December 31, 2010. See Schedule I.

3. Transactions with Affiliates

The Company pays fees to an affiliate for administrative services, including financial, information technology, and legal/compliance services. Fees paid under this arrangement were $178,142.

Beginning January 1, 2010, the Company determined that, rather than utilizing capital contributions from its parent to cover expenses, it would seek reimbursement of expenses from affiliates for services provided as a wholesale broker/dealer per its distribution agreements with each affiliated insurer. The reimbursements received under this arrangement were $211,083, which are presented as affiliate service fee revenue. For 2010 regulatory filings they were recorded as an offset to expense. This presentation has no impact to the computation of net loss or net capital. See Note 7 for subsequent events related to expense sharing arrangements.

Accounts receivable from affiliates of $400 consists of amounts due from AGL for FINRA registration fees.

Accounts payable to affiliates of $27,478 consists of licensing and accounting allocations payable to AGL pursuant to the administrative services agreement and reimbursement to AGL for payment of FINRA renewal fees.

On January 27, 2010, the Company received a capital contribution in the amount of $90,000 from its parent company, AGL. This amount was previously accrued in the prior year financials.

4. Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during the year ended December 31, 2010. Therefore, the Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been presented for the year ended December 31, 2010.

5. Commitments and Contingencies

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The Company is subject to certain legal proceedings, claim and disputes that arise in the ordinary course of business. Although the Company cannot predict the outcome of these legal proceedings, the Company's management does not believe these actions will have a material adverse effect on the Company's financial position, results of operations or liquidity.

6. Income Taxes

The current income tax benefit included in the Statement of Operations as determined in accordance with ASC 740 is $11,927. The difference between taxes computed at a statutory rate of 35% for 2010 and the tax provision is due to a prior year return correction and the utilization of a net operating loss carryforward.

At December 31, 2010 the Company has a net operating loss carryforward (NOL) of $151,397 (tax effected $52,989) that will expire, to the extent not utilized, in 2028. A valuation allowance has been recorded on the entire NOL DTA of $52,989, since management has determined that based on all available evidence it is more likely than not that the DTA will not be realized.

At December 31, 2010 the Company has no unrecognized tax benefits.

7. Subsequent Events

Effective January 1, 2011, the Company will return to capital contributions from its parent, AGL, for expenses incurred. In addition, the Company will begin reimbursing the Parent the allocated costs of licensed representatives who perform some level of service for the Company. Affiliate service fee expense is expected to increase in 2011 as a result.

Events Related to AIG

On January 14, 2011, AIG completed the Recapitalization with the New York Fed, the Department of the Treasury, and the Trust. As part of the Recapitalization, AIG repaid to the New York Fed approximately $21 billion in cash, representing complete repayment of all amounts owing under AIG's revolving credit facility with the New York Fed (the "New York Fed credit facility"), and the New York Fed credit facility was terminated. In addition, (i) the shares of AIG's Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share, held by the Trust were exchanged for 562,868,096 shares of AIG common stock and were subsequently transferred by the Trust to the Department of the Treasury; (ii) the shares of AIG's Series E Fixed Rate Noncumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for 924,546,133 shares of AIG common stock; and (iii) the shares of AIG's Series F Fixed Rate Noncumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for (a) preferred interests in two special purpose vehicles, (b) 20,000 shares of AIG's Series G Cumulative Mandatory Convertible Preferred Stock, par value $5.00 per share, a new series of TARP preferred stock, and (c) 167,623,733 shares of AIG common stock. As a result of the Recapitalization, the Department of the Treasury held 1,655,037,962 shares of newly issued AIG common stock, representing ownership of approximately 92 percent of the outstanding AIG common stock at December 31, 2010. After the share exchange and distribution were completed, the Trust terminated pursuant to the terms and conditions of the agreement that established the Trust. It is expected that over time the Department of the Treasury will sell its shares of AIG common stock on the open market.

Subsequent events have been evaluated for recognition and disclosure through the date of this report, and no other such events require disclosure.

American General Equity Services Corporation
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010 — Schedule I

Net capital		
Total stockholder's equity (from the statement of financial condition)	$	270,245
Less: Nonallowable assets		
Prepaid expenses		30,893
Accounts receivable from affiliates		400
Federal income tax receivable from affiliate		7,765
Total nonallowable assets		39,058
Haircut on securities positions		5,174
Net capital	$	226,013
Aggregate indebtedness		
Items included on statement of financial condition		
Payable to parent and affiliates	$	27,478
Total aggregate indebtedness	$	27,478
Computation of basic net capital requirement		
Minimum net capital required (greater of 6-2/3% of aggregated indebtedness or $5,000)	$	5,000
Excess net capital	$	221,013
Ratio: Aggregate indebtedness to net capital		0.12 to 1

The Company filed an amended Form X–17A–5 Part IIA on February 28, 2011, to adjust for an item identified after the filing of the original Form X–17A–5 Part IIA on January 26, 2011. The Company does not consider this adjustment to be material. A reconciliation of net capital as originally reported to the amount per the amended Form X–17A–5 Part IIA is provided below:

Net capital, as originally reported in the Company's Part IIA Focus Report	$	226,013
Adjustment to income tax benefit to record a reduction in the valuation allowance against deferred tax asset		4,162
Adjustment to federal income taxes receivable from affiliate (non allowable asset)		(4,162)
Net capital, as reported in the Company's amended Part IIA Focus Report	$	226,013

American General Equity Services Corporation
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010 Schedule II

The Company is exempt from the reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

American General Equity Services Corporation
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010 — Schedule III

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

pwc

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of
American General Equity Services Corporation:

In planning and performing our audit of the financial statements of American General Equity Services Corporation (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, TX 77002-5678
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

pwc

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2011

American General Equity Services Corporation

Financial Statements and
Supplemental Schedules
December 31, 2010

American General Equity Services Corporation
Index
December 31, 2010

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